QWICK MEDIA INC.

CSE (CNSX): QMI
OTC: QWICKF

NEWS RELEASE

QWICK MEDIA ANNOUNCES APPOINTMENT OF A DIRECTOR

Vancouver, BC, May 9, 2019 – Qwick Media Inc. (CSE: QMI; OTC: QWICKF) (the “Company” or “Qwick”) is pleased to announce that it has appointed Bruce Dale to the board of directors.  The Company’s board of directors now consists of: Ross Tocher, Ted Cowie, Glenn Cumyn, Kevin McMillan and Bruce Dale.

Mr. Dale, resident of Surrey, BC, has been working in construction for the past 35 years managing a variety of project types in the commercial, institutional, residential and civil sectors. Some notable projects that Mr. Dale managed include the 61 storey Shangri-la Vancouver, UBC Pharmaceutical Sciences building, Vancity office tower, Bentall 5 office tower and several other office towers, shopping centres, hospitals, prisons as well as a stint in Florida on the Disney Animal Kingdom theme park.

Mr. Dale is primarily a builder with most recent position as Operations Manager at Ledcor Construction from 2014 to 2018 and Graham Construction from 2013 to 2014. He is currently consulting for Tidball Projects Ltd. as an owners representative building the Oakridge Redevelopment Project, a $3.5B undertaking.

As well, Mr. Dale is currently the chief operating officer for Blackcomb Façade Technologies, a curtain wall company specializing in passive house style windows to meet the demand for energy efficient buildings.

The CSE has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this news release.

QWICK MEDIA INC.

Ross Tocher
CEO

For further information, please contact:

Ross Tocher
Telephone: 604-818-4909
Email: ross@qwickmedia.com